From: Koch, Kenneth
Sent: Wednesday, July 29, 2009 6:50 PM
To: ‘jacobsb@sec.gov’; ‘doughertyk@sec.gov’; ‘shumanm@sec.gov’
Cc: asultan@majescosales.com; Mason, Todd; Effron, Samuel
Subject: Majesco Cover Letter and Amendment
Dear Barbara, Kevin and Mark:
Attached is our proposed amendment to the Form 10-K in connection with our discussion yesterday.
The one respect in which it is different than versions filed by other issuers that we have reviewed is that Majesco indicates that its disclosure controls are effective. However, they may be ineffective as they relate to the fact that the report was not filed in the form the Staff would have liked and Majesco also notes that the SEC may disagree with that analysis.
As noted in its previous response, Majesco believed it had complied with the requirement. Accordingly, the disclosure controls were effective in that the issues were raised and addressed. If anything, it is the interpretation of the requirements and the resultant disclosure that was flawed.
As noted in the previous response, this is not an issuer that disregards these requirements. On the contrary, the issuer has worked with consultants on an ongoing basis since 2005 to assist the issuer in fulfilling its obligations to document and test controls and procedures, spending significant resources on such efforts. In addition, the issuer’s standard procedure includes a review by outside legal counsel and its independent auditor of each 34’ Act filing for compliance with all applicable rules and regulations.
As an accelerated filer for its 2005 fiscal year, the issuer completed the assessment and provided the complete report (and could have provided the complete report for the most recent 10-K if it had not misinterpreted what the Staff wished the disclosure to say).
So this is not an instance of missing the requirement. This is an instance of not correctly interpreting what would have been required.
Please let us know if you have any comments on the attached draft amendment. If we don’t hear from you, we will file it Friday morning.
Also, if you would like us to file this communication as EDGAR Correspondence, please let us know and we will take care of it.
Very Truly Yours,
Ken Koch